EXHIBIT #6

PACIFIC NORTH WEST CAPITAL CORP.

2008 ANNUAL GENERAL MEETING

2008 Annual General Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Supplemental Mailing List Return Card

The 2008 Annual General Meeting of the shareholders of Pacific North West Capital Corp. is being held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3, on Wednesday, August 20, 2008, at 10:00 a.m.

Pacific North West Capital Corp.

2303 West 41st  Avenue

Vancouver, British Columbia, V6M 2A3

Telephone: (604) 685-1870 and Facsimile: (604) 685-6550

PACIFIC NORTH WEST CAPITAL CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Pacific North West Capital Corp. (the "Company") will be held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3 on Wednesday, August 20, 2008, at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive and consider the Annual Report prepared by the Directors of the Company, the financial statements of the Company for the fiscal year ended April 30, 2008, and the auditors’ report thereon.
2.	To re-appoint James Stafford, Inc., Chartered Accountants, as auditors for the ensuing year and to authorize the Directors to fix their remuneration.
3.	To approve and ratify the actions, deeds and conduct of the Directors on behalf of the Company since the date of the last annual general meeting.
4.	To set the number of Directors at four.
5.	To elect Directors for the ensuing year.
6.	To approve, by disinterested shareholders, the renewal to the Company’s 2005 Stock Option and Incentive Plan (the “2005 Plan”) which shall be limited to 10% of the issued shares of the Company.
7.	To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 28th day of July, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Harry Barr”

Harry Barr

President & CEO

PACIFIC NORTH WEST CAPITAL CORP.

2303 West 41st Avenue

Vancouver, British Columbia  V6M 2A3

INFORMATION CIRCULAR

as at June 25, 2008 (except as indicated)

This information circular (“Information Circular”) is provided in connection with the solicitation of proxies by the management of PACIFIC NORTH WEST CAPITAL CORP. (the “Company”) for use at the Annual General Meeting of the shareholders of the Company (the “Meeting”) to be held on Wednesday, August 20, 2008, at the Company’s Executive Office located at 2303 West 41st Avenue, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting (“Notice of Meeting”).

SOLICITATION OF PROXIES

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the Directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

DISTRIBUTION OF MEETING MATERIALS

This Information Circular and related Meeting materials are being sent to both registered and non-registered holders of common shares of the Company.

If you are a non-registered holder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the appropriate voting information form.

A shareholder may receive multiple packages of Meeting materials if the shareholder holds common shares through more than one intermediary (an “intermediary”), or if the shareholder is both a registered shareholder and a non-registered shareholder for different shareholdings.  Any such shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each shareholding to ensure that all the common shares from the various shareholdings are represented and voted at the Meeting.

VOTING PROCEDURES

The procedure by which holders of common shares may exercise their right to vote with respect to matters at the Meeting will vary depending on whether the shareholder is registered or non-registered.  All shareholders are advised to carefully read the voting instructions below that are applicable to them.

REGISTERED SHAREHOLDERS

Shareholders of the Company are either registered or non-registered.  Only a relatively small number of shareholders are registered.  Registered shareholders hold common shares of the Company in their own names because they specifically requested that their names be registered on the records of the Company or they purchased their common shares directly from the Company and not through an Intermediary.  Intermediaries include, among others, a securities broker or dealer required to be registered to trade or deal in securities, a securities depositary, a financial institution, or a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar investment plan.

In order to vote with respect to matters being considered at the Meeting, registered shareholders must either:

•

attend the Meeting in person; or

•

communicate their voting instructions in accordance with the form of proxy (“Form of Proxy”) provided by Computershare Investor Services Inc. (“Computershare”).

Any proxy to be used at the Meeting must be received by Computershare at 100 University Avenue, Toronto, Ontario M5J 2Y1 no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or one business day preceding any adjournment of the Meeting.  Registered shareholders may vote by proxy by any of the following means:

•

by mail to the address listed above (a pre-paid and pre-addressed envelope is enclosed);

•

by hand or by courier to the address listed above;

•

by telephone at 1-866-732-VOTE (8683); or

•

by Internet at www.investorvote.com

NON-REGISTERED SHAREHOLDERS

Most shareholders are the beneficial holder of the common shares of the Company (a “Beneficial Shareholder”) but are non-registered shareholders because their common shares are registered in the name of either (a) an Intermediary with whom the non-registered shareholder deals in respect of the common shares; or (b) a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders.  As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Information Circular and ensure that they direct the voting of their shares in accordance with those instructions.

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients.  The purpose of the Form of Proxy or VIF provided to a Beneficial Shareholder by such shareholder’s broker, agent, or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder.  Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge (“Broadridge”) (formerly ADP Investor Communications).  Broadridge typically supplies a VIF, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures.  Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting.  A Beneficial Shareholder receiving a VIF from Broadridge cannot use that form to vote shares directly at the Meeting.  Instead, the VIF must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

Beneficial Shareholders are identified as either Objecting Beneficial Owners, (“OBOs”), those who object to their intermediary disclosing ownership information about the shareholder and those who do not object to their intermediary disclosing ownership information Non-Objecting Beneficial Owners (“NOBOs”).

Distribution to NOBOs

Subject to the provision of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries through their transfer agents.  Pursuant to NI 54-101, issuers may use the NOBO list for distribution of proxy-related materials directly and not via an intermediary.

This year, the Company has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs.  As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from Computershare.  The VIFs provided are to be completed and returned to Computershare in accordance with the instructions provided on the VIFs. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

Distribution to OBOs

In addition, the Company will have caused its agent to deliver copies of the meeting materials to the clearing agencies and intermediaries for onward distribution to those non-registered shareholders who have provided instructions to an intermediary that the Beneficial Shareholder objects to the intermediary disclosing ownership information about the Beneficial Shareholder.

Intermediaries are required to forward the meeting materials to OBOs unless an OBO has waived his or her right to receive them.  Intermediaries often use service companies such as Broadridge to forward the meeting materials to OBOs.  Generally, those OBOs who have not waived the right to receive meeting materials will either:

(i)

be given a Form of Proxy which has already been signed by the intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise uncompleted.  This Form of Proxy need not be signed by the OBO.  In this case, the OBO who wishes to submit a proxy should properly complete the Form of Proxy and deposit it with Computershare Investor Services in the manner set out above in this circular, with respect to the common shares beneficially owned by such OBO;

OR

(ii)

more typically, be given a voting registration form which is not signed by the intermediary and which, when properly completed and signed by the OBO and returned to the intermediary or its service company, will constitute authority and instructions (often called a “proxy authorization form”) which the intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a barcode or other information.  In order for the Form of Proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the Form of Proxy, properly complete and sign the Form of Proxy and submit it to the intermediary or its service company in accordance with the instructions of the intermediary or its service company.

In either case, the purpose of this procedure is to permit the OBO to direct the voting of the shares he or she beneficially owns.

Should a Beneficial Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Shareholder should strike out the names of the persons named in the form and insert the Beneficial Shareholder’s name in the blank space provided.  In either case, Beneficial Shareholders should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered.

AUTHORITY OF PROXYHOLDER

Your Common Shares will be voted or withheld from voting in accordance with your instructions provided on your VIF or Form of Proxy.  If you do not indicate a voting preference for an item of business presented, your Common Shares will be voted FOR the election of all individual Directors named in this Circular and FOR the appointment of the auditor named in this Circular, and FOR the continuation of the Company’s shareholder rights plan, all as more particularly described under the relevant sections of this Circular.

The enclosed Form of Proxy or VIF confers discretionary authority on the proxyholder in respect of amendments or variations to matters identified in the Notice of Meeting and other matters that may properly come before the Meeting or any adjournment thereof.  As of the date of this Information Circular, management of the Company is not aware of any such amendments, variations or other matters to be presented at the Meeting other than those identified in the Notice of Meeting; however, if any such matter is presented, the proxy will be voted in accordance with the best judgment of the proxyholder named in the form.  Where a shareholder has not specifically appointed a person as proxyholder, a management nominee will be the proxyholder, and the proxy will be voted in accordance with the best judgment of the management nominee.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholders to represent registered shareholders at the Meeting are Harry Barr, the President, CEO and a Director of the Company, and Charlotte Brown, the Corporate Secretary of the Company.  A registered shareholder has the right to appoint a person or company other than those named to represent such shareholder at the Meeting.  To appoint a person other than Harry Barr and Charlotte Brown as proxyholder, write the name of the person you would like to appoint as your proxy holder in the blank space provided on the Form of Proxy.  Alternatively, you can exercise your right to appoint another person as proxyholder by another proper Form of Proxy.  In either case, registered shareholders should deliver the completed and executed Form of Proxy in the manner specified in the Notice of Meeting and under “Voting Procedures” above.

Similar procedures should be followed by a non-registered shareholder with respect to the completion of a VIF provided by the Intermediary, although you should read the instructions on your VIF and, if necessary, confirm the instructions with your Intermediary.  If you are a non-registered shareholder and wish to attend the Meeting to vote in person, you must instruct the Intermediary to appoint you as a proxyholder.

You should notify any person you appoint as your proxyholder if you wish to appoint someone other than Harry Barr or Charlotte Brown.  That person need not be a shareholder of the Company.

REVOCATION OF PROXYHOLDER

Shareholders may revoke their proxies or voting instructions as follows.

Proxies of registered shareholders submitted by mail, telephone or through the Internet using a Form of Proxy may be revoked by submitting a new proxy to Computershare before not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting, or one business day before any adjournment of the Meeting.  Alternatively, a registered shareholder who wishes to revoke a proxy may do so by depositing an instrument in writing addressed to the attention of the Corporate Secretary and executed by the shareholder or by the shareholder’s attorney authorized in writing.  Such an instrument must be deposited at the registered office of the Company , located at 2303 West 41st Avenue, Vancouver, British Columbia  V6M 2A3, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used.  On the day of the Meeting or any adjournment thereof, a registered shareholder may revoke a proxy by depositing such an instrument in writing with the Chairman of the Meeting; however, it will not be effective with respect to any matter on which a vote has already been cast.  In addition, a proxy may be revoked by any other manner permitted by law.

Non-registered shareholders should contact the Intermediary through which they hold Common Shares in order to obtain instructions regarding the procedures for the revocation of any voting instructions that they previously provided to their Intermediary.

RECORD DATE

The Company has set the close of business on June 25, 2008, as the record date (the “Record Date”) for the Meeting.  Only the common shareholders of record, as at the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least ten (10) days prior to the Meeting that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Management of the Company are soliciting proxies by issuance of the within Information Circular.  As such, all Directors and executive officers, their present offices, and their shares beneficially owned in the Company, directly or indirectly are as follows:

Name	Office	Number of Shares(15)
Harry Barr	Director, President and CEO	1,945,224(1)
Linda Holmes(2)	Director	Nil
Jordan Point(3)	Director	Nil
Dennis Hop(4)	Director	Nil
David Powers(5)	VP, Project Development	55,714
Charlotte Brown(6)	Corporate Secretary	4,200
Robert Guanzon(7)	Chief Financial Officer	Nil
John Londry	VP, Exploration	15,714
Alexander Walcott(8)	Former Director	Unknown(16)
Steve Oakley(9)	Former Director	Unknown(16)
Morris Medd(10)	Former Director	Unknown(16)
Bernard Barlin(11)	Former Director	Unknown(16)
Taryn Downing(12)	Former Corporate Secretary	Unknown(16)
Peter Dasler(13)	Former VP, Business Development	Unknown(16)
Gordon Steblin(14)	Former CFO	Unknown(16)

Notes:

(1)

288,100 shares of which are held in the name of Canadian Gravity Recovery Inc., a company wholly owned by Mr. Barr, 1,116,334 shares of which are held in the name of 293020 BC Ltd., a company wholly owned by Mr. Barr, 97,000 shares of which are held in the name of 607767 BC Ltd., a company wholly owned by Mr. Barr.

(2)

Ms. Holmes was appointed a Director of the Company on September 18, 2007.

(3)

Mr. Point was appointed a Director of the Company on September 18, 2007.

(4)

Mr. Hop was appointed a Director of the Company on October 29, 2007.

(5)

Mr. Powers was appointed VP, Project Development of the Company on July 16, 2007.

(6)

Ms. Brown was appointed Corporate Secretary of the Company on September 18, 2007.

(7)

Mr. Guanzon was appointed Chief Financial Officer of the Company on March 1, 2008.

(8)

Mr. Walcott resigned as a Director of the Company on August 21, 2007.

(9)

Mr. Oakley resigned as a Director of the Company on September 18, 2007.

(10)

Mr. Medd resigned as a Director of the Company on September 18, 2007.

(11)

Mr. Barlin resigned as a Director of the Company on October 29, 2007.

(12)

Ms. Downing resigned as Corporate Secretary of the Company on September 18, 2007.

(13)

Mr. Dasler resigned as VP, Business Development of the Company on February 1, 2008.

(14)

Mr. Steblin resigned as Chief Financial Officer of the Company on March 1, 2008.

(15)

This information has been furnished by the respective individuals.

(16)

This information is not within the knowledge of the current management of the Company.

Other than as specifically discussed in this Information Circular, no Director or executive officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Company, with the exception that certain Directors and officers have been granted stock options.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue an unlimited number of common shares without par value (the “shares”) of which 61,658,008 shares are issued and outstanding as of the Record Date.

A quorum of shareholders is present at a meeting of shareholders if a holder or holders of not less than 5% of the shares entitled to be voted at a meeting of shareholders are present in person or by proxy.  If any share entitled to be voted at a meeting of shareholders is held by two or more persons jointly, the persons or those of them who attend the meeting of shareholders constitute only one shareholder for the purpose of determining whether a quorum of shareholders is present.

To the knowledge of the Directors and executive officers of the Company, and based upon the Company’s review of the records maintained by Computershare and insider reports filed with System for Electronic Disclosure by Insiders (“SEDI”), as at June 25, 2008, the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name And Address	Number Of Shares Held(1)	Percentage Of Issued Shares
CDS & Company 25th Esplanade Toronto, Ontario M5E 1W5	46,589,124	75.6%

Notes

(1)

The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the registrar of shareholders maintained by the registrar and transfer agent for the Company’s shares.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following terms have the meanings set out below:

Chief Executive Officer (“CEO”) means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

Chief Financial Officer (“CFO”) means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

Long Term Incentive Plan (“LTIP”) means a plan providing compensation intended to motive performance over a period greater than one financial year.  LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Stock Appreciation Rights (“SARs”) means a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

The following table sets out certain information respecting the compensation paid for services rendered during the last three fiscal years by the CEO and CFO and any other executive officer of the Company whose salary and bonus for the fiscal year ended April 30, 2008 exceeded $150,000.  These individuals are referred to collectively as “Named Executive Officers” or “NEOs”.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended April 30 (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Harry Barr, President and CEO(1)	2008 2007 2006	94,546 90,130 85,750	39,262 3,922 6,276	Nil Nil Nil	500,000 Nil Nil	310,000 Nil Nil	Nil Nil Nil	Nil Nil Nil
Gordon Steblin, Former CFO(1)(2)	2008 2007 2006	30,000 31,100 35,400	18,000 2,231 3,570	Nil Nil Nil	50,000 Nil Nil	25,000 Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert Guanzon, CFO(3)	2008 2007 2006	38,821 Nil Nil	Nil Nil Nil	Nil Nil Nil	55,000 Nil Nil	41,250 Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes

(1)

Fees paid through a service company.

(2)

Mr. Steblin resigned as CFO of the Company on March 1, 2008.

(3)

Mr. Guanzon was appointed CFO of the Company on March 1, 2008.

LTIPs – Awards in Most Recently Completed Financial Year

Other than the grant of stock options pursuant to the Company’s stock option plans, the Company made no LTIP awards during the most recently completed financial year.

Options Granted to NEOs During the Most Recently Completed Financial Year

The table below sets out the number of stock options of the Company granted to NEOs under the Company’s stock option plans during the financial year ended April 30, 2008.

NEO Name	Securities, Under Options/SARs Granted (#)	Percent of Total Options/ SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security)	Expiration Date
Harry Barr, CEO	100,000	2.9%	$0.55	$0.51	May 18, 2012
Canadian Gravity Recovery Inc. (1)	80,000	2.4%	$0.55	$0.51	May 18, 2012
Public Company Coach Inc. (1)	80,000	2.4%	$0.55	$0.51	May 18, 2012
Harry Barr, CEO	120,000	3.8%	$0.60	$0.57	Feb 22, 2013
Canadian Gravity Recovery Inc. (1)	120,000	3.8%	$0.60	$0.57	Feb 22, 2013
Robert Guanzon, CFO(2)	55,000	1.6%	$0.60	$0.57	Feb 22, 2013
Gordon Steblin, Former CFO(3)	50,000	1.6%	$0.55	$0.51	May 18, 2012

Notes:

(1)

Both companies are private companies wholly-owned by Harry Barr.

(2)

Mr. Guanzon was appointed CFO of the Company on March 1, 2008.

(3)

Mr. Steblin resigned as CFO of the Company on March 1, 2008.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SARS Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company’s stock option plans during the financial year ended April 30, 2008, and the number and value of unexercised options as at April 30, 2008.

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	Unexercised Options/SARs at April 30, 2008 (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at April 30, 2008 ($)(2) Exercisable/Unexercisable (e)
Harry Barr, CEO	Nil	Nil	1,013,000/310,000	Nil
Robert Guanzon, CFO(3)	Nil	Nil	13,750/41,250	Nil
Gordon Steblin, Former CFO(4)	Nil	Nil	219,000/25,000	Nil

Notes:

(1)

Aggregate Value Realized is the difference between the market price of the Company’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX on April 30, 2008 of $0.30 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

(3)

Mr. Guanzon was appointed CFO of the Company on March 1, 2008.

(4)

Mr. Steblin resigned as CFO of the Company on March 1, 2008.

Option Repricings

During the financial year ended April 30, 2008, no options to NEOs were repriced.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

Harry Barr was appointed President and CEO of the Company on November 29, 1996.  Mr. Barr is indirectly paid for his services as President, CEO and general corporate and management consultant to the Company through his wholly-owned private company, Canadian Gravity Recovery Inc. (“CGR”), which entered into a management agreement with the Company dated December 1, 2005.  The contract expires December 1, 2010.  Renewal of the contract is automatic for subsequent two-year periods if not otherwise terminated.  Pursuant to the terms of the agreement, CGR is paid a base fee of $7,350 per month.  CGR is entitled to receive additional bonuses, incentive fees or other compensation at the discretion of the Board.  The base fee is reviewed every anniversary date with an annual increase negotiated between the parties, notwithstanding same, a minimum automatic 5% cost of living increase is mandated.  The Company agreed to pay for disability/critical illness insurance and life insurance for Mr. Barr.  In addition, the Company agreed to pay the cost of a leased vehicle to a maximum of $1,200/month.  All reasonable expenses incurred by CGR on behalf of the Company will be reimbursed by the Company.  The Company may terminate the agreement at any time by paying to CGR up to a maximum of 30 months’ salary plus a buy-out of any outstanding stock options at fair market value at the time of termination.  The termination fee will be doubled in the event Mr. Barr is removed or not reappointed as an officer or Director of the Company without the consent of CGR, there is a change of control of the Board or the Company without the consent of CGR or the agreement is terminated or repudiated by the Company without due and proper cause or otherwise not in compliance with its terms.  The termination fee may be paid in whole or in part with common shares of the Company, at the election of CGR.  In the event Mr. Barr is unable to provide adequate services to the Company as a result of disability or otherwise, the Company will fund a disability plan through CGR for a period of three years at 75% of the average base and incentive fees received for the two years preceding the cessation of services.

Composition of the Compensation Committee

In fiscal year ended 2007, the Board of Directors appointed a Compensation Committee comprised of three Directors, Steve Oakley, Alexander Walcott and Bernard Barlin.

Effective August 22, 2007 Morris Medd replaced Alexander Walcott on the Compensation Committee.  Effective September 18, 2007, Jordan Point replaced Steve Oakley and Linda Holmes replaced Morris Medd on the Compensation Committee.  Effective October 29, 2007, Dennis Hop replaced Bernard Barlin on the Compensation Committee and was appointed Chairman of the Compensation Committee.  As at the year ended April 30, 2008 and as at the Record Date, the Compensation Committee was comprised of Dennis Hop, Chairman of the Compensation Committee, Jordan Point and Linda Holmes.  All of the members of the Compensation Committee are Directors, and none are officers or employees of the Company.

The Compensation Committee periodically reviews the compensation paid to Directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Compensation Committee and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its executive officers.

The relative emphasis of the Company on cash compensation options, SARs securities purchase programs, shares or units that are subject to restrictions on resale and other incentive plans is variable.  The Company’s cash compensation to NEOs tends to remain more or less constant, while any options, SARs security purchase programs are left to the discretion of the Board of Directors and therefore may fluctuate from year to year.

The Company takes into consideration the issuance of options, SARs, shares and units, the grants made in previous years, and the number that remain outstanding along with the amount of options remaining issuable under the Company’s stock option plan.

The Company bases the compensation for the Company’s executive officers on the years of service with the Company, responsibilities of each officer and their duties in that position.  The Company also bases compensation on the performance of each officer.  The Company believes that stock options can create a strong incentive to the performance of each officer and is intended to recognize extra contributions and achievements towards the goals of the Company.

The Company’s Compensation Committee, when determining cash compensation to the President and CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as President and CEO, as well as personal risks and contributions to the Company’s success.  The President and CEO receive a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey was completed by the Compensation Committee or the Board of Directors.

Presented by the Compensation Committee: Dennis Hop, Jordan Point and Linda Holmes.

PERFORMANCE GRAPH

The following graph illustrates the Company’s five year cumulative total shareholder return considering a $100 Investment – April 30, 2003 to April 30, 2008.

Five Year Return on $100 Investment April 30, 2003 to April 30, 2008
250
200
150
100
50
0
$
30-Apr-2003
30-Apr-2004
30-Apr-2005
30-Apr-2006
30-Apr-2007
30-Apr-2008
2003 - $100
PFN %
TSX %

	30-Apr-2003	30-Apr-2004	30-Apr-2005	30-Apr-2006	30-Apr-2007	30-Apr-2008
PFN %	100	142.86	79.76	104.76	102.38	71.43
TSX %	100	125.17	142.26	185.30	203.71	211.61

Compensation of Directors

During the year ended April 30, 2008, the Directors of the Company received a salary of up to $2,000 per annum; an additional $500 per Director for each Director’s meeting attended by the Director; and an additional $500 per committee meeting attended by those Directors who are also members of any of the Company’s standing committees.

During the year ended April 30, 2008, the following Directors were paid by the Company as follows:

(i)

During the year ended April 30, 2008, a total of $94,546 was paid to a private company wholly-owned by Mr. Barr for management services.

(ii)

During the year ended April 30, 2008, a total of $6,000 was paid to Dennis Hop, a Director of the Company, for Director’s fees.

(iii)

During the year ended April 30, 2008 a total of $6,000 was paid to Linda Holmes, a Director of the Company, for Director’s fees.

(iv)

During the year ended April 30, 2008 a total of $6,000 was paid to Jordan Point, a Director of the Company, for Director’s fees.

(v)

During the year ended April 30, 2008 a total of $9,500 was paid to Steve Oakley, a former Director of the Company, for Director’s fees.

(vi)

During the year ended April 30, 2008 a total of $3,000 was paid to Morris Medd, a former Director of the Company, for Director’s fees.

(vii)

During the year ended April 30, 2008 a total of $11,500 was paid to Alexander Walcott, a former Director of the Company, for Director’s fees.

(viii)

During the year ended April 30, 2008 a total of $3,000 was paid to Bernard Barlin, a former Director of the Company, for Director’s fees.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

During the fiscal year ended 2008, the Company maintained three incentive stock option compensation plans: the 2004 Plan, the 2005 Plan and a Performance Share Plan (all as defined below), all of which have been previously approved by the shareholders of the Company and by the Toronto Stock Exchange (the “TSX”).  The following table sets forth information with respect to the securities outstanding under these incentive and stock option compensation plans as at April 30, 2008.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	16,199,153	$0.66	5,136,596
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	16,199,153	$0.66	5,136,596

Description of Existing Incentive and Stock Compensation Plans

The Company has three existing incentive and stock compensation plans which have previously been approved by the shareholders: the 2004 Plan, the 2005 Plan and the Performance Share Plan.  These plans, which are detailed below, are maintained separate and apart from each other.

(a)

2004 Stock Option Plan (Amended August 23, 2004)

The Company’s 2004 stock option plan, as amended August 23, 2004 (the “2004 Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2004 Plan shall not exceed 6,324,200 shares.

Percentage of Issued and Outstanding Shares as of June 25, 2008

Shares issued upon exercise of incentive stock options	749,834	1.2%
Shares reserved for issuance pursuant to unexercised incentive stock options	5,511,866	8.9%
Unallocated shares available for future grants of incentive stock options	62,500	0.1%
TOTAL	6,324,200	10.2%

The 2004 Plan was adopted to advance the interests of the Company and its shareholders by affording directors, officers, employees and consultants (the “Participants”), upon whose judgment, initiative and effects the Company relies for the successful conduct of the Company’s business, an opportunity for investment in the Company and the incentive advantages inherent in the share ownership in the Company.  The 2004 Plan authorizes the Board to grant options to Participants selected by the Board, upon considering criteria such as employment position or other relationship with the Company, duties and responsibilities, ability, productivity, length of service or association, morale, interest in the Company, recommendations by supervisors and other matters.

The 2004 Plan is administered by the Board in accordance with the terms of the 2004 Plan.  Pursuant to the 2004 Plan, the Board may grant options to Participants upon such terms and conditions as the Board may determine in accordance with the terms of the 2004 Plan.  The Board will determine the option price (which must comply with TSX policies) and the term of the options, which may be up to 10 years in length.  The exercise price must not be lower than the market price at close on the day prior to the grant of the option.  Vesting provisions may be included at the discretion of the Board.  The total number of options granted to insiders may not exceed 10% of the issued and outstanding shares of the Company in any 12 month period and no insider may be granted options exceeding 5% of the issued and outstanding shares of the Company in any 12 month period.  Pursuant to the 2004 Plan, the maximum number of shares reserved for any on individual may not exceed 5% of the issued and outstanding share capital of the Company at the date of grant.  If an optionee’s relationship with the Company is terminated for cause, then such person’s options will terminate on the same day that the relationship ceases.  If an optionee’s relationship with the Company is terminated for any reason other than cause or death, then such person’s options will terminate on the same day that the relationship ceases unless the Board specifically allows an additional 30 day exercise period.  Upon death of an optionee, such optionee’s options may be exercised by the estate of the optionee for one year from the date of death or such longer period as the Board may determine at the time of grant of the options.

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the 2004 Plan shall not be transferable or assignable.  During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.  In the event of death of the Participant, the option previously granted shall be exercisable only within the twelve months of such death and then only by the person or persons to who the rights under the option shall pass or the laws of descent and distribution and if the extent that was entitled to exercise the option at the date of death.

The 2004 Plan may be amended by the Board as it may deem proper and in the best interests of the Company, subject to prior approval of the TSX, provided that no such amendment shall impair any option previously granted under the 2004 Plan.

All allowable options have now been granted under the 2004 Plan and, accordingly, any new options shall be granted by the Company under the 2005 Plan (see below).  The 2004 Plan shall only remain in effect until all outstanding options have either been exercised or expired.

(b)

2005 Stock Option and Incentive Plan (August 24, 2005)

The Company’s 2005 Stock Option and Incentive Plan dated August 24, 2005 (the “2005 Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2005 Plan shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  Details of this plan are indicated below.

		Percentage of Issued and Outstanding Shares as of June 25, 2008
Shares issued upon exercise of incentive stock options	0	0%
Shares issued upon exercise of performance shares	0	0%
Shares reserved for issuance for unexercised incentive stock options	612,634	1.0%
Shares reserved for issuance for the unexercised performance shares	0	0%
Unallocated shares that are currently reserved with TSX available for future grants of incentive stock options	2,826,106	4.6%
TOTAL	3,438,740	5.6%

2005 Plan - General

The purpose of the 2005 Plan is to attract and retain the best available personnel for positions with the Company, to provide incentives and awards to eligible persons under the plan, and to promote the success of the Company’s business.  Incentive benefits that may be granted under the 2005 Plan include:  stock options (tax qualified and non-tax qualified); stock awards; restricted stock; stock appreciation rights; performance shares/units; grant or sale of compensation related restricted shares or deferred shares; cash awards; or other incentives that may be determined by the Board in future.  The 2005 Plan will be administered by the Board in accordance with the terms of the 2005 Plan.

The 2005 Plan provides that the maximum aggregate number of shares of the Company which may be awarded under the 2005 Plan will be 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  The 2005 Plan will terminate on August 24, 2015.

Incentives under the 2005 Plan may be granted only to such directors, officers, employees, consultants, advisors or other eligible participants as determined by the Board (collectively, the “Participants”).  No individual may receive incentive grants exceeding 5% of issued and outstanding capital of the Company, unless specifically authorized by the Board and permitted by applicable laws and exchange policies.

Except to the extent otherwise expressly provided in an incentive award, the right to acquire Common Shares of the Company or other assets under the 2005 Plan may not be assigned, encumbered or otherwise transferred by a Participant and any attempt by a Participant to do so will be null and void.  However, option or incentive awards granted under the 2005 Plan may be transferred by a Participant by will or the laws of descent and distribution or pursuant to a qualified domestic relations order.  Unless assigned in accordance with the terms of an award, options and other awards granted under the 2005 Plan may not be exercised during a Participant’s lifetime except by the Participant or, in the event of the Participant’s legal incapacity, by his guardian or legal representative acting in a fiduciary capacity on behalf of the Participant under applicable law and court supervision.

Payment for shares shall be paid by cash, in the form of currency or cheque or other cash equivalent acceptable to the Company, non-forfeitable, unrestricted or restricted common shares, which are already owed by the optionee and have an aggregate market reference value at the time of exercise that is equal to the option price or any other legal consideration that the Board may deem appropriate, including without limitation any form of consideration authorized pursuant to Section 7 of the 2005 Plan.

The Board in its sole discretion may permit a cashless exercise of the option.  In the event of a cashless exercise of the option, the Company shall issue the option holder the number of shares determined as follows:

X = Y (A-B) / A

X = the number of shares to be issued to the option holder.

Y = the number of shares with respect to which the option is being exercised.

A = the market price of the common stock prior to the date of exercise.

B = the exercise price

The 2005 Plan may be amended by the Board at any time, without shareholder approval subject to the following amendments requiring shareholder approval, as required by law or TSX policies:  an increase in the fixed percentage of shares subject to the 2005 Plan; and any change in the definition of Participant.

The Board may make amendments such as repricing and extending non-insider options.  If required by TSX policy to which the Company is subject, repricing or extension of Incentive agreements to insiders shall require shareholder approval.

Stock Options

The Board may grant options to Participants to purchase common shares of the Company upon such terms and conditions as the Board may determine.  The option price shall be the ten (10) day average trading price of the Company’s common shares on the TSX and as determined by the Board (“fair market value”) in accordance with applicable laws and exchange policies.  Unless otherwise specified, the term of each option will be five years from the date of grant with any vesting provisions being set at the discretion of the Board.  In most circumstances, an option will be exercisable for a period of three months after an employee ceases to be an employee, where such termination of employment is voluntary, (only with respect to options that are vested on such date of termination of employment).  The options will terminate on the date an employee’s employment by the Company is terminated, if such termination is for cause.  Where employment has been terminated due to disability or death, the options will be exercisable for six months from the date of termination of employment or death with respect only to options that are vested on the date of termination of employment or death, as the case may be.

Any grant of option may provide for payment to the optionee of dividend equivalents or accretions thereon in cash or shares on a current, deferred or contingent basis or the Board may provide that any dividend equivalent may be credited against the option price.  Any grant of an option may provide that payment of the option price may be made in the form of restricted shares or other shares that are not subject to risk of forfeiture or restrictions on transfer in the manner determined by the Board.  Any grant may allow for deferred payment of the option price through a sale and remittance procedure whereby the Participant will sell the common shares through a Company-designated brokerage firm, which firm then will forward directly to the Company from the proceeds of sale of the shares, the aggregate option price payable for the purchased shares.

Subject to applicable laws and TSX policies, the Board may, in its discretion, assist any Participant in the exercise of awards under the 2005 Plan by authorizing the Company to provide a loan to the Participant (not to exceed the exercise price plus tax liability incurred in connection therewith), permitting the Participant to pay the exercise price in installments, authorizing the Company to guarantee a loan obtained by the Participant from a third party, or granting a cash bonus to the Participant to enable the Participant to pay tax obligations arising from an award.  Any such loans may be forgiven by the Company at the discretion of the Board.

Restricted Shares

Restricted shares will be sold or transferred by the Company to a Participant at a price which may be below fair market value or for no payment at all, but are subject to restriction on their sale or other transfer by the Participant and such shares will be escrowed until such time as the restrictions are removed.  The number of restricted shares that may be transferred or sold by the Company, the sale price, and the restrictions set on such shares will all be determined by the Board at the time of grant.

Deferred Shares

Deferred shares are an award of the right to receive shares at the end of a specified deferral period, upon fulfillment during the deferral period of pre-set performance conditions, all of which terms and conditions will be determined by the Board at the time of grant or sale of the deferred shares.

Performance Shares

Performance shares or units may be issued to a Participant upon the achievement of specified objectives set by the Board upon terms and conditions set by the Board.  At the time of this Information Circular, there are no performance shares allotted to be issued pursuant to the terms of the 2005 Plan.

(c)

Previously Approved Performance Shares

In 2003 and 2004, the shareholders approved the issuance of an aggregate of 2,697,990 nominal value performance shares (1,116,940 in 2003; 1,581,050 in 2004).  These performance shares are separate from any performance shares that may be issued under the 2005 Plan.  To date 450,000 of these performance shares have been issued.  At the time of shareholder approval in 2003, the 1,116,940 shares represented 4.8% of the Company’s then issued and outstanding shares.  At the time of shareholder approval in 2004, the 1,581,050 shares represented 5% of the Company’s then issued and outstanding shares.  As at June 25, 2008, the 2,697,990 performance shares represent 4.38% of the Company’s issued and outstanding shares.

These performance shares have been and shall be issued at the discretion of the Board to such arm’s length parties as the Board considers desirable to attract to the Company due to their particular expertise, management experience, operations experience, financial capacity, industry profile or other such characteristics. Vesting provisions have been and may be imposed at the discretion of the Board at the date of issuance.  The value of the performance shares shall be determined by the Board in its sole discretion at the date of issuance.  The total number of performance shares granted to any one individual may not exceed 5% of the Company’s issued and outstanding shares at the date of issuance. As at June 25, 2008, 250,000 performance shares have been allotted and are outstanding.

		Percentage of Issued and Outstanding Shares as of June 25, 2008
Shares issued upon exercise of performance shares	450,000	0.73%
Shares reserved for issuance for the unexercised performance shares	250,000	0.41%
Unallocated shares available for future grants of performance shares	1,997,990	3.24%
TOTAL	2,697,990	4.38%

The above 2,697,990 performance shares are separate from any performance shares that may be issued under the 2005 Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former Directors, executive officers or employees of the Company or persons who were Directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of Directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending April 30, 2008.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the Directors, executive officers, or other informed persons of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company’s last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

Applicable securities legislation defines “informed person” to mean any of the following:  (a) a Director or executive officer of a reporting issuer; (b) a Director or officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

No management functions of the reporting issuer or any subsidiary of the reporting issuer are to any substantial degree performed by a person other than the Directors or executive officers of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires that each reporting company disclose its corporate governance practices on an annual basis.  The Company’s general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of four Directors.  All the proposed nominees are current Directors.

Independence

Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence.  Under NI 52-110, a director is independent if he has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in section 1.4 of NI 52-110, three of the four members of the Board are independent.  The members who are independent are Dennis Hop, Jordan Point and Linda Holmes.  Harry Barr is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Barr has been the President and CEO since November 29, 1996).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board of Directors, the Board ensures that a majority of independent Directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents as of June 25, 2008:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Dennis Hop	Breaker Energy Ltd.
Linda Holmes	IGC Resources Inc.

Meetings of Directors

The Board holds a minimum of four meetings each year, either in person or by consent resolution as well as additional meetings as required.  Since the beginning of the Company’s most recently completed financial year, the independent Directors have not held a meeting at which non-independent Directors were not in attendance.

Chairman

During the year ended April 30, 2008, Harry Barr was the Chairman of the Board of Directors of the Company.  Under NI 52-110, Mr. Barr is not independent by virtue of the fact that he is the President and CEO of the Company (November 29, 1996 to Present).

Attendance Record

During the year ended April 30, 2008, the Board held meetings and passed resolutions by way of consent resolutions on 43 different occasions.  All of the Directors attended all meetings and executed all consent resolutions.

Mandate of the Board of Directors

The Board has a written mandate which ensures that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities.

The mandate of the Board, as prescribed by applicable corporate law, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Company has not adopted a formalized process of orientation for new Board members.  Orientation of new directors is conducted on an ad hoc basis.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings.  Directors are also provided the opportunity to meet with senior management and other employees, advisors and Directors, who can answer any questions that may arise.

Ethical Business Conduct

Information regarding the Code of Business Conduct and Ethics may be found in Item 16B of the Company’s Form 20F dated July 27, 2007, filed on SEDAR at www.sedar.com and copy of the Code of Business Conduct and Ethics may be obtained from the Company’s Registered and Records Office located at 2303 West 41st Avenue, Vancouver, BC, V6M 2A3.

Nomination of Directors

Board turnover is relatively rare and accordingly the Board does not have a nominating committee or a formal procedure with respect to the nomination of Directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

Committees of the Board are in integral part of the Company’s governance structure.  There are three standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent Directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

During the year ended April 30, 2008, the Audit Committee was comprised of Steve Oakley, Chairman of the Audit Committee, Alexander Walcott and Bernard Barlin.  Effective August 22, 2007 Morris Medd replaced Alexander Walcott on the Audit Committee.  Effective September 18, 2007, Jordan Point replaced Steve Oakley as Chairman of the Audit Committee and Linda Holmes replaced Morris Medd on the Audit Committee.  Effective October 29, 2007, Dennis Hop replaced Bernard Barlin on the Audit Committee.  As at the year ended April 30, 2008, and as at the Record Date, the Audit Committee was comprised of Jordan Point, Chairman of the Audit Committee, Dennis Hop and Linda Holmes.

Each of the members of the Audit Committee is financially literate in accordance with national securities legislation, and is also independent in accordance with the standards of Director Independence set our under NI 52-110.

Mr. Jordan Point has been the Chairman of the Finance Committee of the Musqueam Indian Band for 14 years developing and monitoring the annual budget for 32 programs with a budget of 11 million dollars.  He has recently negotiated two separate settlements with the federal and provincial governments for 37 million dollars for 2010 legacies and outstanding litigation matters.  Mr. Point is working as a Program Manager with the Federal Government as has overseen and negotiated annual contribution agreements with First Nation Bands and has been recently assigned to the litigation case management unit / civil litigation and judicial review for the Pacific Region (a 6.3 million dollar budget).

Mr. Dennis Hop is a Certified Financial Planner (CFP) and has been involved in this specialty area since 1982.  His firm, Hop Asset Management Ltd., specializes in creating consolidated financial and estate plans for high net worth families and private business owners.

Ms. Linda Holmes has been a Canadian/U.S. Regulatory Compliance Consultant to public companies since 1994. Additionally, Ms. Holmes has served as a Director of Public Relations and Compliance Manager for over 15 years for a group of publicly traded mineral exploration companies trading on the TSX and Nasdaq.

The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company’s internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

The text of the Company’s Audit Committee Charter may be found in Item 16A of the Company’s Form 20F dated July 27, 2007, filed on SEDAR at www.sedar.com.

Audit Fees

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board.  The engagement of non-audit services will be considered by the Company's Board of Directors on a case by case basis.

In the following table, “audit fees” are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

April 30, 2008	$25,000	Nil	Nil	Nil
April 30, 2007	$28,500	$3,300	$900	Nil

Compensation Committee

As at the year ended April 30, 2008, the Compensation Committee was comprised of Dennis Hop, Chairman of the Compensation Committee, Jordan Point and Linda Holmes.  Please see the section above entitled “Composition of the Compensation Committee” for further information on this Committee.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

In fiscal year ended 2007, the Board of Directors appointed a Corporate Governance Committee comprised of three Directors, Steve Oakley, Alexander Walcott and Bernard Barlin.  Effective August 22, 2007 Morris Medd replaced Alexander Walcott on the Corporate Governance Committee.  Effective September 18, 2007, Jordan Point replaced Steve Oakley and Linda Holmes replaced Morris Medd on the Corporate Governance Committee and was appointed Chairman of the Corporate Governance Committee.  Effective October 29, 2007, Dennis Hop replaced Bernard Barlin on the Corporate Governance Committee.  As at the year ended April 30, 2008 and as at the Record Date, the Corporate Governance Committee was comprised of Linda Holmes, Chairman of the Corporate Governance Committee, Jordan Point and Dennis Hop.

Assessments

The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Annual Report and Financial Statements

The Board of Directors has approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended April 30, 2008.  A copy of the Annual Report, including the audited financial statements, is enclosed with this Information Circular.

2.

Appointment of Auditors

Shareholders of the Company will be asked to vote for approval of the re-appointment of James Stafford Inc., Chartered Accountants, of Vancouver, British Columbia, as auditors of the Company for the fiscal year ending April 30, 2009, at a remuneration to be fixed by the Directors.

James Stafford Inc., Chartered Accountants, were appointed as the auditors of the Company effective January 25, 2008, following the voluntary resignation of PricewaterhouseCoopers LLP.  All notices required by National Instrument 51-102 were filed on SEDAR on February 4, 2008 and are attached hereto as Schedule “A”.

There were no reservations contained in the auditor’s reports on the annual financial statements of the Company prepared by PricewaterhouseCoopers LLP, in the two fiscal years prior to their resignation, and in the opinion of the Company, no reportable events occurred between PricewaterhouseCoopers LLP, and the Company.

3.

Ratification of Acts of Directors

Management of the Company intends to propose a resolution to ratify, confirm and approve all actions, deeds, and conduct of the Directors on behalf of the Company since the date of the last Annual Meeting.

4.

Set Number of Directors

Management of the Company intends to propose a resolution to set the number of Directors at four.

5.

Election of Directors

It is proposed that the below-stated nominees be elected at the Meeting as Directors of the Company for the ensuing year.  The persons designated in the enclosed Form of Proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors.  Each Director elected will hold office until the close of the next Meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed Form of Proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management’s nominees for election as Directors, all offices in the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at June 25, 2008.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled(1)
Harry Barr Vancouver, BC, Canada President, CEO, & Director	Chairman & COO of CanAlaska Uranium Ltd. (2004- 2007); President & CEO of CanAlaska Uranium Ltd. (1985–2004); Director of CanAlaska (1985-2007); Chairman of Freegold Ventures Limited (1999-2007); President & CEO of Freegold Ventures Limited (1991-1999); Director of Freegold Ventures Limited (1991–2007); Chairman and CEO of El Nino Ventures Inc. (2003-2007); and Director of El Nino Ventures Inc. (1999–2007).	1996	1,945,224(7)
Dennis Hop(2)(3)(4)(5)(6) Calgary, AB Canada Director	President of Hop Asset Management (1985 – present); Director of Breaker Energy Ltd. (2005 – present).	2007	Nil
Jordan Point(2)(3)(4)(5)(6) Vancouver, BC, Canada Director	Litigation Case Manager for Fisheries & Oceans Canada (1997 – present).	2007	Nil
Linda Holmes(2)(3)(4)(5)(6) Summerland, BC, Canada Director	Corporate Secretary of IGC Resources Inc. (2000 – present); Director of IGC Resources Inc. (2003 – present); Corporate Secretary of Copper Mesa Mining Corporation (formerly Ascendant Copper Corporation) (2005 – present); Director of Ascendant Copper Corporation (2005 – 2007); Corporate Secretary of ProDigital Film Studios Inc. (2004 – 2005); Corporate Secretary of Global Precision Medical Inc. (2002 – 2005).	2007	Nil

Notes:

(1)

The information has been furnished by the respective Directors.

(2)

Denotes member of the Audit Committee.

(3)

Denotes member of the Compensation Committee

(4)

Denotes member of the Corporate Governance Committee

(5)

Unrelated Director

(6)

Outside (i.e., non-management) Director.

(7)

288,100 shares of which are held in the name of Canadian Gravity Recovery Inc., a company wholly owned by Mr. Barr, 1,116,334 shares of which are held in the name of 293020 BC Ltd., a company wholly owned by Mr. Barr, 97,000 shares of which are held in the name of 607767 BC Ltd., a company wholly owned by Mr. Barr.

6.

Approval of the Renewal of the 2005 Stock Option and Incentive Plan

The Company currently has two equity-based compensation plans, the 2004 Plan and the 2005 Stock Option and Incentive Plan (the “2005 Plan”).  Details of both of these plans are set forth above under “Securities Authorized for Issuance Under Equity Compensation Plans”.

The policies of the TSX require that all unallocated options, rights or other entitlements under such plans must be approved by a majority of the Company’s Directors and by the shareholders every three years after institution.

The Directors of the Company wish to have shareholders approve the renewal of the 2005 Plan.  In the event the shareholders do not approve the renewal, the 2005 Plan shall not affect the options that have already been granted and such Options shall remain in full force and effect as if this Plan had not been terminated in accordance with the provisions of the agreements evidencing such grants and no further awards may be granted.

The 2005 Plan was originally approved by the shareholders of the Company in 2005.  The Company’s 2005 Plan dated August 24, 2005 provides that the aggregate number of shares of the Company that may be issued under the 2005 Plan shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.

The TSX’s policies require that our disinterested shareholders must approve the unallocated options under the 2005 Plan.  The insiders to whom Common Shares may be issued under the 2005 Plan, and their associates, must abstain from voting on this resolution.  We estimate that our insiders and their associates to whom Common Shares may be issued on the exercise of stock options beneficially own a total of 2,020,852 Common Shares, representing approximately 3.3% of the Company’s total outstanding Common Shares.  At the Meeting, these Common Shares will not be counted for the purpose of approving the unallocated options under the 2005 Plan.  Within the meaning of TSX policies, the term “associate” means, when used to indicate a relationship with any person or company.

The disinterested shareholders of the Company will be asked to approve the renewal the 2005 Plan.  The text of the proposed resolution is as follows:

“BE IT RESOLVED BY DISINTERESTED SHAREHOLDER THAT:

1.

subject to regulatory approval, the Company be authorized to renew the 2005 Stock Option and Incentive Plan (the “2005 Plan”) authorizing the Directors to grant options up to a maximum of 10% of the Company’s issued and outstanding shares from time to time along with all unallocated options rights or other entitlements issuable pursuant to the 2005 Plan until August 20, 2011; and

2.

any one Director or officer of the company is hereby authorized and directed for and in the name of an on behalf of the Company to execute or cause to be executed, whether under Company seal or otherwise, and to deliver or cause to be delivered all such documents and to do or cause to be done all such acts and things, as in the opinion of such Director or officer may be necessary or desirable in order to give effect to this resolution.”

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Company will consider and transact such other business as may properly come before the meeting or any adjournment.  The management of the Company know of no other matters to come before the meeting other than those referred to in the notice of meeting.  Should any other matters properly come before the meeting the share represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgement of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available concerning the Company and its operations on SEDAR at www.sedar.com.  Financial information concerning the Company is provided in its comparative financial statements and management’s discussion and analysis for the Company’s most recently completed financial year.  Copies of this information are available either on SEDAR or by contacting the Company at its offices located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3; phone 604-685-1870; fax 604-685-6550.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

Dated this 28th day of July, 2008.

ON BEHALF OF THE BOARD OF DIRECTORS

Harry Barr

President & CEO

SCHEDULE “A”

PACIFIC NORTH WEST CAPITAL CORP.

(the “Company”)

NOTICE OF CHANGE OF AUDITOR

1.	Notice is hereby given that PricewaterhouseCoopers LLP, Chartered Accountants, have resigned as auditors of the Company effective January 25, 2008.
2.	James Stafford Inc., Chartered Accountants, will be appointed as auditors for the Company effective January 25, 2008.
3.

There were no reservations in the auditor’s reports on the Company’s financial statements for the Company’s two most recently completed fiscal years, or any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of this notice.

4.	The resignation and the recommendation to appoint the successor auditors was considered or approved by the board of Directors.
5.	In the opinion of the Company, there were no reportable events.

Dated at Vancouver, British Columbia this 25th day of January, 2008.

PACIFIC NORTH WEST CAPITAL CORP.

____________________________

HARRY BARR

President, CEO & Director

January 25, 2008

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada  V6C 3S7

Telephone + 1 604 806 7000

Facsimile + 1 604 806 7806

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, British Columbia

V6M 2A3

Attention:

Mr. Harry Barr, President and CEO

Dear Sirs:

We hereby submit our resignation as auditor of Pacific Northwest Capital Corp. (the “Company”) effective today.  No reportable event, as defined in National Instrument No. 51-102 of the Continuous Disclosure Obligations, has arisen from our engagement as auditor of the Company.

Yours very truly,

JAMES STAFFORD

James Stafford, Inc.*

Chartered Accountants

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754

* Incorporated professional, James Stafford, Inc.

PRIVATE AND CONFIDENTIAL

British Columbia Securities Commission

P.O. Box 10142 Pacific Centre

701 West Georgia Street

Vancouver, B.C.  V7Y 1L2

25 January 2008

Dear Sirs/Mesdames:

We have read the statements made by Pacific North West Capital Corp. in the attached copy of Notice of Change of Auditor dated 25 January 2008, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Notice of Change of Auditor dated 25 January 2008.

Yours truly,

“Bradley Stafford”

James Stafford Chartered Accountants

Vancouver, 25 January 2008